JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com

+1.480.308.3460 main
+1.480.308.4268 fax

February 15, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K
Filed June 1, 2011
File No. 000-27876

Dear Mr. Gilmore:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 12, 2011 (the “Comment Letter”), addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed on March 1, 2011 (the “Form 10-K”), and its Form 8-K filed on June 1, 2011 (the “Form 8-K”), File No. 000-27876.

This letter sets forth each comment of the Staff in italics (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

Staff’s Comment:

1.	We note that Exhibit 99.1 of your Form 8-K filed on February 1, 2011 includes a breakdown of software sales and subscription revenues between new sales and installed-base sales. Please tell us the extent to which you use this information as a key indicator in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing this data in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Two

Company Response:

The Staff is advised that although management doesn’t view the breakdown of new versus installed sales as a key indicator in managing our business this is information requested by some financial analysts and therefore we’ve included that data point as a part of our Supplemental Data included as an attachment to our earnings releases. As it is not a key indicator used to manage our business, we have not included it our MD&A.

Income Tax Provision, page 32

Staff’s Comment:

2.	We note your disclosure on page 78 which indicates that foreign tax rate differentials resulted in a lower effective tax rate different from the U.S. statutory tax rate. Please tell us how you considered providing disclosures that explain how earnings in countries where you have different statutory tax rates impact your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Company Response:

The Company acknowledges the importance of explaining the relationship between the foreign and domestic effective tax rates. The Company’s foreign statutory rates do not vary significantly from the Federal statutory tax rate. As a result, the effect of foreign tax rates do not have a material effect on the Company’s overall effective tax rate. For example, the foreign tax rate benefit reflected in the prior two years’ financials, without inclusion of the Indian tax holiday benefit, has been approximately one percent of pretax income. Furthermore, we expect a similar result in the foreseeable future. The Company did provide disclosure on page 79 as follows: “Our business operations in India have been granted a tax holiday from income taxes through the tax year ending March 31, 2011. This tax holiday did not have a significant impact on our 2010 or 2009 operating results; however, our overall effective tax rate will be negatively impacted as the tax holiday period expires.” The income tax holiday in India accounted for $1.1 million benefit of the $1.4 million benefit reported in the 2010 rate reconciliation. Based on the preceding, the Company believes that it significantly explained the variance of the foreign rate difference on our financial results. Our future filings will provide additional commentary of the Company’s benefit from lower foreign rates and how any changes in significant countries may impact the effective income tax rate.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Three

Liquidity and Capital Resources, page 34

Staff’s Comment:

3.	Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Company Response:

The amount of cash and cash equivalents reported in the Company’s consolidated balance sheet was $171.6 million, $37.4 million of which is currently held outside of the U.S. After considering the working capital needs of the foreign subsidiaries, the amount of cash that could be repatriated is nominal and if the Company were to consider repatriation, the tax effect would be immaterial. This information will also be provided in future filings.

Item 8. Financial Statements and Supplementary Data

Note 1 — Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 55

Staff’s Comment:

4.	We note that your arrangements typically contain multiple elements that include a software license, maintenance, managed services, and consulting and training services. Please describe, in detail, how these arrangements are typically structured. Tell us whether they include term-based or perpetual software licenses, and describe the terms associated with each of the other elements in the arrangements. Additionally, describe any renewal terms associated with any of the elements in your arrangements. Finally, tell us whether these arrangements are typically executed in a single agreement or in multiple agreements. To the extent your arrangements are executed in multiple agreements, describe how the timing associated with the execution of the agreements impacts revenue recognition.

Company Response:

The Company routinely enters into multi-element arrangements that may include one or more of the referenced elements. Those elements may be reflected in multiple agreements or a single agreement, depending upon the specific elements involved.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Four

Software Licenses, which are typically sold on a perpetual basis but are also occasionally sold for limited terms, generally include a Maintenance element that is separately stated and priced in the same Agreement. The Company’s standard maintenance offering, which consists of Help Desk Support and rights to unspecified software enhancements and updates, is usually sold for an initial term of three years billed annually, quarterly or monthly in advance, followed by automatic annual renewals unless canceled by either party on 90-days written notice prior to the beginning of the next renewal period. Consulting Services are usually contracted under separate schedules or Statements of Work and are sold on either a Time and Materials or fixed fee basis. Training, which may be contracted on a separate schedule or included with consulting services, is usually sold by class at list prices. Managed Services are sold under separate Statements of Work unique to those offerings and may be structured as a fixed fee or as a monthly fee, depending on the nature of the service purchased. When various elements are sold under multiple agreements, analysis is performed to determine whether such elements are “linked” with determinations made as to whether any revenue requires deferral. For example, if a Services Statement of Work is deemed to be linked to a Software License and Maintenance and there is a lack of VSOE on the Services, the License Fees are deferred and/or the License Fees would be carved out if the Services rates that were sold were below the compliant VSOE range.

Staff’s Comment:

5.	We further note that you provide hosting services as described on page 56. Please tell us whether hosting services are offered in combination with other elements and whether they are included in a single arrangement with other elements or in separate arrangements that are closely related. Additionally, describe how you determined fair value of the hosting services and set-up services, if any, during 2010 prior to adopting ASU 2009-13 and during 2011 subsequent to the adoption of ASU 2009-13.

Company Response:

The Company established a Managed Services practice and began offering hosting services as part of a multi-element arrangement or on a stand-alone basis. As a new line of business, for purposes of establishing VSOE of fair value on hosting services, the Company relied upon management authority to establish pricing it deemed appropriate and from which it did not expect to substantially deviate. Additionally, at the end of 2010, the Company reviewed Managed Services transactions that it had entered into since the inception of this business to verify that it had in fact been consistent with those established pricing models. It segregated stand-alone and multi-element transactions. In most cases, the additional element is professional services rather than software. The key metric used to test VSOE compliance for hosting services was the monthly fee charged to its customers. The Hosting Services VSOE rate on the stand-alone transactions was determined within an acceptable range from the mean. For further information, please refer to the Company’s response to number seven below.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Five

Staff’s Comment:

6.	Additionally, we note on page 56 that subscription and other recurring revenues include subscription-based software licenses where the customer has taken physical possession of the software for a definite period of time and that the associated revenues are recognized ratably over the subscription term. Please provide additional details regarding these subscription-based licenses, including the length of the term of such arrangements and the reasons why such arrangements are recognized ratably over the subscription term.

Company Response:

The Company offers that the financial line caption “Subscription and other recurring revenues” includes three different types of offerings. These offerings include: (i) contracts where the end-user has access rights to software solutions but cannot take possession of the software; (ii) contracts where an end-user pays monthly fees to JDA for rights to access software licensed by other unrelated customers; and, (iii) contracts where an end-user is provided with unlimited access to various software applications and workflow solutions from a broad library of supply chain solutions during a three to five year period. The Company recognizes the revenue associated with these limited usage, restrictive possession and/or non-perpetual arrangements on a subscription basis as defined under GAAP.

Staff’s Comment:

7.	We note that if you are unable to determine VSOE of fair value for any undelivered elements in your arrangements, you will defer revenue recognition. Please tell us whether there are any elements for which you have not been able to determine VSOE of fair value. Additionally, please tell us how often you perform an assessment of VSOE of fair value for each element as well as the procedures performed for each element in determining whether VSOE of fair value exists. As part of your response, please address the following:

•

We note your disclosure on page 57 that VSOE of fair value for consulting and training services is based upon the hourly or per class rates charged when those services are sold separately. Please describe, in detail, your methodology for establishing VSOE of fair value of your consulting and training services including the volume and range of standalone sales used to establish VSOE of fair value. Also describe the population of standalone sales used to establish VSOE of fair value.

•

We note that your multiple-element arrangements include managed services. Please describe, in detail, your methodology for establishing VSOE of fair value of your managed services. If VSOE of fair value is based on standalone sales, provide the volume and range of standalone sales used to establish VSOE of fair value. Also describe the population of standalone sales used to establish VSOE of fair value.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Six

Company Response:

The Company operated under the conclusion that it had established VSOE of fair value for all elements and offers the following details around how VSOE was tested:

Maintenance Services were separately priced and stated in arrangements as an annual amount. The Company tested Maintenance transactions for VSOE compliance on a quarterly basis. The amounts of the license fees and annual maintenance fees were noted from the contracts and the Maintenance percentage of net license fees was calculated. The mean rate of these contracts was calculated, along with the percentage that fell within an acceptable range of the mean, to verify that a sufficient number complied to demonstrate that VSOE existed.

Training Services were separately priced and stated in the arrangements. These services were not considered essential to the functionality of the software products. VSOE for Training Services was based on the hourly, daily or per student/class rates charged when those services were sold separately. During the referenced period, the Company tested Training Services for VSOE compliance annually. A total population of all stand-alone Training transactions was identified, an appropriate sample was taken and the mean rates of each of the offerings were calculated, along with the percentage that fell within an acceptable range of the means to verify that a sufficient number complied to demonstrate that VSOE existed.

Managed Services was a new business established by the Company during the referenced period and its offerings were generally classified into three distinct categories: Hosting Services, Operate Services (i.e., consulting-type services) and Subscription Services. As a new line business, for purposes of establishing VSOE of fair value, the Company initially relied upon management’s authority to establish pricing it deemed appropriate and from which it did not expect to substantially deviate. In the first several quarters of the business’ existence, very few stand-alone transactions occurred. However, at the end of 2010, the Company reviewed Managed Services transactions into which it had entered since the inception of this business to verify that it had in fact been consistent with those established pricing models. The key metric used to test VSOE compliance for hosting services was the monthly fee charged to its customers. A population of Hosting Services transactions was identified and the mean rate was calculated, along with the percentage that fell within an acceptable range of the mean to verify that a sufficient number complied to demonstrate that VSOE existed.

Consulting Services were separately priced and stated in separate Statements of Work, were generally available from a number of suppliers and were generally not essential to the functionality of the software products. Throughout 2008 – 2009, the Company relied upon blended hourly rates to ensure consistency in its pricing practices.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Seven

In December 2010, to position itself for more competitive localized pricing, using 2010 transactional data, the Company established functional hourly rates of consultants across regional and sub-regional geographies. A population of Consulting Services transactions was identified, sampled and stratified. The mean rates for each role/geography were calculated, along with the percentage that fell within an acceptable range of the mean to verify that a sufficient number complied to demonstrate that VSOE existed.

Staff’s Comment:

8.	We note that your consulting services are offered under fixed price and milestone-based arrangements and that you recognize revenue using the proportional performance method using labor hours incurred to total estimated hours at completion. Please clarify the services that you are providing under these arrangements. Further, tell us how your method of recognition is consistent with the proportional performance method wherein the pattern of performance is determined based on the pattern of service provided to the customer, or output measures, rather than on when resources or effort are expended by the service provider, or input measures.

Company Response:

Consulting Services provided under fixed price and milestone-based arrangements were no different than those services provided under a time and materials project and include project management, system planning, design and implementation, customer configurations and training.

Under fixed price service contracts that include services that were not essential to the functionality of the software products, consulting services revenue was recognized using the proportional performance method. The Company measured progress-to-completion under the proportional performance method by using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. The Company believes that labor hours are the best indication of the progress of delivery of the project. It continually updated and revised its estimates of input measures. If the estimates indicated that a loss would be incurred, the entire loss was recognized in that period.

For substantive milestone-based service arrangements, the Company waited until a defined milestone had been achieved, at which point an assessment was performed to compare the proportionality of the revenue associated with the milestone payment relative to the total project revenue against the revenue that would have been recognized using the percentage of the project completed method, and then recognized the lesser of the two amounts.

Staff’s Comment:

9.	We note the disclosure on page 8 describing your Investment Protection Program which provides existing customers with the right to like-for-like functionality in a new technology platform without the need to pay an additional license fee provided that the new solution has no more than minimal differences in price, features and functionality. Please tell us whether your customers are required to return or delete the original version of your software and how you considered ASC 985-605-25-60.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Eight

Company Response:

Under the Investment Protection Program, the Company’s policy required that customers either return or delete the original version of the software when performing a like-kind exchange. To ensure revenue recognition could occur as a like-kind exchange as contemplated by ASC 985-605-25-60, the Company verified that there were no more than minimal differences in price, features and functionality. In most cases, platform transfers for the Company’s customers involved porting the same products already being used over to a new operating platform at which point the Company understood those customers ceased operating the original platform.

Staff’s Comment:

10.	We further note your disclosure on page 8 that describes a multi-year product roadmap which was launched in April 2010. Please describe how you evaluated this roadmap to determine whether the roadmap was an implicit specified upgrade. To the extent that the roadmap is considered an implicit specified upgrade, describe your accounting treatment.

Company Response:

The Staff’s comment references the product roadmap that was launched in April 2010 after completion of the Company’s acquisition of i2 Technologies. The primary purpose of the product roadmap was to provide a broad overview to both its then-current customers and the prior i2 customers and the Company’s plans on how it would merge the overlapping technologies. The message the Company communicated included: (i) the Company would continue to support all products; (ii) the Company was not looking to replace one product with another but rather to create a “superset” of the combined functionality, and (iii) the Company would not impose any forced timeline to upgrade so customers were free to choose if and when they moved to a successor product.

The high-level roadmap was presented to employees in early 2010. The high-level roadmap has never been published on the JDA.com website. The high-level roadmap is available to maintenance paying customers through the JDAuser.com support website; however, customers are only allowed to access those portions of the presentation that refer to those products they have previously licensed.

The presentation contains the following disclaimer: “Statements in this presentation concerning future prospects, business outlook, and product availability and plans are forward looking statements that involve a number of uncertainties and risks. Factors that could cause actual events or results to differ materially include: sales productivity; possible disruptive effects of organizational changes; shifts in customer demand; perceptions of the Company and its prospects; technological changes; competitive factors; unanticipated delays in scheduled product availability dates; general business conditions; and other factors.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Nine

The information on the roadmap is intended to outline our general product direction and it should not be relied on in making purchasing decisions. The information on any roadmap shown is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release and timing of any features or functionality described for our products remains at our sole discretion. Future product will be priced separately. This roadmap does not constitute an offer to sell any product or technology.”

The Company does not consider the roadmap to be an implicit specified upgrade. Instead, the high-level roadmap (i) is a broad overview of the Company’s current views and contains little or no discussion of specific future functionality or dates, (ii) is not available to the general public, (iii) is available to maintenance paying customers but only with respect to those products they have previously licensed, and (iv) only presents general changes to functionality. In addition, the disclaimer above specifically stated that future product will be priced separately.

Note 12 — Legal Proceedings

Dillard’s, Inc. vs. i2 Technologies, Inc., page 70

Staff’s Comment:

11.	While we note that you settled this litigation as noted in your Form 8-K filed on November 30, 2011, your disclosure estimated the “potential loss” for this matter to range between $19 million and $237 million. However, ASC 450-20 uses the terms probable, reasonably possible and remote to characterize contingent losses. Please confirm that you will revise your disclosures accordingly in future filings. Refer to ASC 450-20-50.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will comply with ASC 450-20 in its footnote disclosure of litigation in future filings.

Note 17 — Income Taxes, page 77

Staff’s Comment:

12.	Your correspondence dated September 30, 2010 in response to our comment 5 indicated that you would comply with Rule 4-08(h) of Regulation S-X in future filings. However, we note that the rate reconciliation provided in this Form 10-K on page 78 continues to aggregate reconciling items greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Please tell us why you did not revise your disclosure in this Form 10-K to comply with Rule 4-08(h) of Regulation S-X.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Ten

Company Response:

The Company acknowledges and concurs that Rule 4-08(h) of Regulation S-X requires separate disclosure of items with a greater than five percent effect. As previously disclosed, the line item in the 2008 rate reconciliation consisted of changes in estimates for various items and inadvertent immaterial errors which, in total, the Company considered as aggregated changes in estimates for purposes of applying the five percent rule. However, the Company acknowledges that it may have been more appropriate to aggregate the change in estimate of $0.9 million benefit related to research and development into the rate reconciliation line for research and development credits which would have changed that line to a benefit of $1.8 million and to aggregate the change in estimate of $1.1 million for state payable true-ups to the state income tax line item of the rate reconciliation which would have changed the line to $1.1 million. The Company believes the remaining items included in the rate reconciliation line item entitled Changes in estimate; foreign statutory rates and other are properly aggregated as one item for purposes of applying the five percent rule. The Company notes that it should have changed the line item description in the 2010 financial statements to remove all items except “Changes in estimate” as the only items included in that line for the years disclosed were changes in estimates.

Staff’s Comment:

13.	We note your disclosure on page 78 that you have not provided U.S. income taxes for undistributed earnings of your foreign subsidiaries. Please tell us and include in future filings the cumulative amount of such undistributed earnings. Refer to ASC 740-30-50-2(b).

Company Response:

At December 31, 2010, the cumulative amount of such undistributed earnings was $24.1 million. The Company confirms that it will disclose the cumulative amount of undistributed earnings of its foreign subsidiaries in future filings.

Form 8-K filed June 1, 2011

Staff’s Comment:

14.	Your Form 8-K disclosed, among other items, the results of the advisory vote by your stockholders taken on May 26th regarding the frequency with which the company should have an advisory vote on the compensation of your executives. We are unable to locate, however, disclosure regarding the company’s decision in light of such vote as to how frequently you will hold stockholder votes on executive compensation, notwithstanding the passage of more than 150 days since the annual stockholder meeting at which the advisory vote was taken. Please refer to Item 5.07(d) of Form 8-K and advise.

Patrick Gilmore

United States Securities and Exchange Commission

February 15, 2012

Page Eleven

Company Response:

The Company directs the Staff to disclosures in its Proxy Statement dated filed on April 14, 2011 and Current Report on Form 8-K filed on June 1, 2011, in which it disclosed that the Board of Directors had recommended an annual say on pay vote and the stockholders of the Company had approved the same. The Company believes that these disclosures obviated the need for a separate Form 8-K disclosure since the information was “previously reported.” See General Instruction B.3. to Form 8-K and Rule 12b-2 promulgated under the Securities Exchange Act of 1934. However, the Company filed a Form 8-K/A on December 29, 2011, to confirm the Company’s position and address the Staff’s comment.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.

Sincerely,

G. Michael Bridge

Senior Vice President, General Counsel

cc:	Pete Hathaway, JDA Software Group, Inc.